UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35476 / February 25, 2025

In the Matter of

ISQ Infrastructure Income Fund
I Squared Capital Registered Advisor LLC
I Squared Capital Advisors (US) LLC
I Squared Capital Advisors (UK) LLP
I Squared Asia Advisors Pte. Ltd.
I Squared Capital Advisors (HK) Limited
I Squared Capital Advisors (Taiwan) Limited
I Squared Australia Advisors Pty Ltd
I Squared India Advisors Private Limited
I Squared Capital Advisors (Brazil) Ltda.
ISQ Global Infrastructure Credit Fund (Eu), SCSP
ISQ Global Infrastructure Credit Fund (Offshore), L.P.
ISQ Global Infrastructure Credit Fund (Onshore), L.P.
ISQ Infrastructure Credit Fund U.S. Pooling, L.P.
ISQ Infrastructure Credit Fund U.S. Pooling II, L.P.
ISQ Infrastructure Credit Fund Cayman Holdco, L.P.
ISQ Global Infrastructure Credit Fund II (Onshore), L.P.
ISQ Global Infrastructure Credit Fund II (Offshore-Cayman), L.P.
ISQ Global Infrastructure Credit Fund II (Eu), SCSP
ISQ Global Infrastructure Credit Fund II (Ontario), L.P.
ISQ Infrastructure Credit Fund II U.S. Pooling, L.P.
ISQ Infrastructure Credit Fund II U.S. Pooling II, L.P.
ISQ Global Infrastructure Fund II (Eu), L.P.
ISQ Global Infrastructure Pooling II (Eu), L.P.
ISQ Global Infrastructure Fund II (Ust), L.P.
ISQ Global Infrastructure Fund II, L.P.
ISQ Global Infrastructure Fund II (Uste), L.P.
ISQ Global Infrastructure Fund II (Au), L.P.
ISQ Global Infrastructure Pooling II, L.P.
ISQ Global Infrastructure Pooling II (Uste), L.P.
ISQ Global Infrastructure Pooling II (Au), L.P.
ISQ Global Infrastructure Fund III, L.P.
ISQ Global Infrastructure Fund III (Eu), L.P.
ISQ Global Infrastructure Fund III (Ust), L.P.
ISQ Global Infrastructure Fund III (Uste), L.P.

ISQ Global Infrastructure Pooling III, L.P.
ISQ Global Infrastructure Pooling III (Uste), L.P.
ISQ Global Infrastructure Pooling III (Eu), L.P.
ISQ Global Infrastructure Fund IV (Ust), L.P.
ISQ Global Infrastructure Fund IV, L.P.
ISQ Global Infrastructure Fund IV (Eu), SCSP
ISQ Global Infrastructure Pooling IV, L.P.
ISQ Global Infrastructure Pooling IV (Eu), SCSP
ISQ Growth Markets Infrastructure Fund (A), L.P.
ISQ Growth Markets Infrastructure Fund (Eu), L.P.
ISQ Growth Markets Infrastructure Fund (Ust), L.P.
ISQ Growth Markets Infrastructure Fund, L.P.
ISQ Growth Markets Infrastructure Pooling, L.P.
ISQ Growth Markets Infrastructure Pooling (Eu), L.P.
ISQ Growth Markets Infrastructure Pooling (A), L.P.
ISQ Growth Markets Infrastructure Fund II, L.P.
ISQ Growth Markets Infrastructure Fund II (Ust), L.P.
ISQ Growth Markets Infrastructure Pooling II, L.P.
ISQ Growth Markets Infrastructure Fund II (Eu), SCSP
ISQ Growth Markets Infrastructure Pooling II (Eu), SCSP
ISQ Global Infratech Fund, L.P.
ISQ Global Infratech Fund II, L.P.
ISQ Energy Transition Fund, L.P.
ISQ Energy Transition Fund (Ust), L.P.
ISQ Energy Transition Fund (Eu) SCSP
ISQ Energy Transition Fund (Eu) Euro SCSP
ISQ Energy Transition Pooling, L.P.
ISQ Energy Transition Pooling (Eu) Euro SCSP
ISQ Energy Transition Pooling (Eu) SCSP

600 Brickell Avenue, Penthouse
Miami, FL 33131

(812-15616)

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

ISQ Infrastructure Income Fund, et al. filed an application on August 19, 2024, and an
amendment to the application on January 2, 2025, requesting an order under sections 17(d) and
57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would permit certain business development
companies and registered closedend management investment companies (collectively, the

"Regulated Funds") to co-invest in portfolio companies with each other and with certain affiliated investment entities.

On January 28, 2025, a notice of the filing of the application was issued (Investment Company Act Release No. 35460). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by ISQ Infrastructure Income Fund, et al. (File No. 812-15616) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood

Assistant Secretary